UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   DOUGAN, PAUL M
   P.O. BOX 959
   SALT LAKE CITY, UT  84110
2. Issuer Name and Ticker or Trading Symbol
   EQUITY OIL COMPANY
   EQTY
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   March 31, 2001
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   PRESIDENT, CHIEF EXECUTIVE OFFICER
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Equity Oil Company Common S|03/08/|M   | |46,135            |A  |1.06       |                   |      |                           |
tock                       |01    |    | |                  |   |           |                   |      |                           |
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Equity Oil Company Common S|03/08/|F   | |25,600            |D  |3.813      |146,629            |D     |                           |
tock                       |01    |    | |                  |   |           |                   |      |                           |
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                           |      |    | |                  |   |           |61,676             |I     |By spouse                  |
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                           |      |    | |                  |   |           |35,000             |I     |By 401(k) plan             |
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                           |      |    | |                  |   |           |31,206             |I     |By limited partnership     |
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                           |      |    | |                  |   |           |3,470*             |I     |By spouse at trustee       |
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* - Mr. Dougan disclaims be|      |    | |                  |   |           |                   |      |                           |
neficial ownership of these|      |    | |                  |   |           |                   |      |                           |
 shares                    |      |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Equity Oil Non-qualifi|1.0625  |03/08|H(1)| |13,865     |D  |04/01|04/01|Equity Oil C|       |0      |            |   |            |
ed stock option       |        |/01  |    | |           |   |/2000|/2010|ommon       |       |       |            |   |            |
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Equity Oil Non-qualifi|1.0625  |03/08|M   | |46,135     |D  |04/01|04/01|Equity Oil C|       |0      |            |   |            |
ed stock option       |        |/01  |    | |           |   |/2000|/2010|ommon       |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Cash paid in cancellation of long derivative security at market value on the date cancelled. Total proceeds to the reporting person was
$38,130.